Exhibit 99.148

CONSENT OF ROSCOE POSTLE ASSOCIATES INC.

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “Technical Report on the Arizona Strip Uranium Project, Arizona, USA” dated February 26, 2007 (the “Arizona Strip 2007 Technical Report”), (2) the technical report entitled “Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A.” dated June 27, 2012 (the “Arizona Strip 2012 Technical Report”), (3) the technical report entitled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, USA” dated June 24, 2009 (the “EZ1 and EZ2 2009 Technical Report”), (4) the technical report entitled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.” dated June 27, 2012 (the “EZ1 and EZ2 2012 Technical Report”), (5) the technical report entitled Technical Report on the Henry Mountain Complex Uranium Project, Utah, USA” dated September 9, 2006 (the “Henry Mountains 2006 Technical Report”), (6) the technical report entitled Technical Report on the Tony M-Southwest Deposit, Henry Mountains Complex Uranium Project, Utah, USA” dated March 19, 2009 (the “Henry Mountains Tony M-Southwest Report”), (7) the technical report entitled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.” dated June 27, 2012 (the “Henry Mountains 2012 Technical Report”), (8) the technical report entitled “Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A.” dated August 6, 2012 (the “Roca Honda Report”), (9) the Management Information Circular of the Company dated July 15, 2013, which incorporates by reference the undersigned’s name and technical information relating to the Roca Honda Report and the properties described therein, (10) the Management Information Circular of the Company dated May 28, 2012, which includes reference to the undersigned’s name in connection with information relating to the Arizona Strip 2007 Technical Report, the EZ1 and EZ2 2009 Technical Report, the Henry Mountains 2006 Technical Report and the Henry Mountains Tony M-Southwest Report, and the properties described therein, and (11) the Annual Information Form of the Company dated December 20, 2012, which includes reference to the undersigned in connection with information relating to the Henry Mountains 2012 Technical Report, the Arizona Strip 2012 Technical Report and the EZ1 and EZ2 2012 Technical Report, and the properties described therein.

ROSCOE POSTLE ASSOCIATES INC.

/s/ Deborah A. McCombe
Deborah A. McCombe, P. Geo.
President & CEO

Date: November 15, 2013